Exhibit 99.1

TRANSCANADA CORPORATION – THIRD QUARTER 2008
Quarterly Report to Shareholders

Media Inquiries:	Cecily Dobson	(403) 920-7859 (800) 608-7859
Analyst Inquiries:	David Moneta/Myles Dougan/Terry Hook	(403) 920-7911 (800) 361-6522

TransCanada Announces Third Quarter Net Income of $390 Million
Comparable Earnings Per Share Increase 11 Percent

CALGARY, Alberta – October 28, 2008 – (TSX: TRP) (NYSE: TRP)

Third Quarter Highlights

(All financial figures are unaudited and in Canadian dollars unless noted otherwise)
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Net income for third quarter 2008 of $390 million ($0.67 per share) compared to $324 million ($0.60 per share) for the same period in 2007, an increase of approximately 12 per cent on a per share basis

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Comparable earnings for third quarter 2008 of $366 million ($0.63 per share) compared to $309 million ($0.57 per share) for the same period in 2007, an increase of approximately 11 per cent on a per share basis

▪	Funds generated from operations for third quarter 2008 of $711 million compared to $702 million for the same period in 2007
▪	Dividend of $0.36 per common share declared by the Board of Directors
▪	Acquired the 2,480 megawatt (MW) Ravenswood Generating Station for US$2.9 billion, subject to certain post-closing adjustments
▪	Secured firm, long term contracts for the Keystone Pipeline system expansion to the U.S. Gulf Coast
▪	Agreed to increase ownership interest in the Keystone Pipeline system

“TransCanada’s strong third quarter financial results demonstrate our ability to generate significant, sustainable earnings and cash flows from our growing portfolio of high-quality energy infrastructure assets,” said Hal Kvisle, TransCanada’s president and chief executive officer. “We continue to focus on delivering significant enduring value to our shareholders from a growing portfolio of large scale assets that include the recently acquired Ravenswood Generating Station in New York City, the restart program at Bruce Power in Ontario and the Keystone Pipeline system that will deliver Canadian crude oil to U.S. Midwest and U.S. Gulf Coast markets. Over the long term, we will continue to expand our portfolio of natural gas and crude oil pipelines, power generation plants and natural gas storage facilities by advancing projects like the Alaska Pipeline Project, Alberta System expansions and highly-efficient power plants in Canada and the United States.”

TransCanada Corporation (TransCanada) reported net income for third quarter 2008 of $390 million ($0.67 per share) compared to $324 million ($0.60 per share) for third quarter 2007.

Comparable earnings were $366 million ($0.63 per share) for third quarter 2008 compared to $309 million ($0.57 per share) in third quarter 2007. The $57 million ($0.06 per share) increase was due to strong contributions from TransCanada’s Energy business and increased earnings from its U.S. wholly owned pipelines.  Higher realized margins from the sale of power in New England, increased water flows from the TC Hydro generation assets and increased generation volumes and sales prices from Bruce Power were the primary reasons for the significant increase in earnings in the Energy business. The increased contribution from the U.S. wholly owned pipelines resulted from higher revenues from ANR and the positive impact of a rate case settlement for GTN. Comparable earnings in third quarter 2008 excluded $26 million of favourable income tax adjustments and $2 million of fair value losses in the natural gas storage business, and in third quarter 2007 excluded $15 million of favourable income tax adjustments.

Funds generated from operations of $711 million in third quarter 2008 were $9 million higher than the $702 million generated in the same period in 2007.

Notable recent developments in Pipelines, Energy and Corporate include:

Pipelines:

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During the third quarter of 2008, Keystone Pipeline system conducted an open season to solicit interest for an expansion and extension of the crude oil pipeline system from Hardisty, Alberta to the U.S. Gulf Coast, the largest refining market in North America.

Keystone Pipeline system secured additional firm, long-term contracts totaling 380,000 barrels per day for an average term of approximately 17 years.  With these commitments from shippers, the Keystone Pipeline system will proceed with the necessary regulatory applications in Canada and the U.S. for approvals to construct and operate an expansion of the pipeline system that will provide additional capacity of 500,000 barrels per day from Western Canada to the U.S. Gulf Coast in 2012.

The expansion will increase the commercial design of the Keystone Pipeline system from 590,000 barrels per day to approximately 1.1 million barrels per day. With the additional contracts Keystone now has secured long-term commitments for 910,000 barrels per day for an average term of approximately 18 years.  The commitments represent approximately 83 per cent of the commercial design of the system.

The Keystone Pipeline system is currently expected to result in a capital investment of approximately US$12 billion between 2008 and 2012. TransCanada has begun working with the contractually committed Keystone expansion shippers to optimize the construction schedule to best align the in-service dates of the system’s delivery points with the in-service dates of the shippers’ upstream and downstream facilities. TransCanada agreed to increase its equity ownership in the Keystone partnerships to 79.99 per cent from 50 per cent.  ConocoPhillips’ equity ownership will be reduced to 20.01 per cent.  Certain parties who have agreed to make volume commitments to the Keystone Pipeline system expansion have an option to acquire up to a combined 15 per cent equity ownership in the Keystone partnerships.  If the options are exercised, TransCanada’s equity ownership would be reduced to 64.99 per cent.

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On October 10, 2008, TransCanada received approval from the Alberta Utilities Commission for a permit to construct the approximately $925 million North Central Corridor expansion, which comprises a 300-kilometre (km) natural gas pipeline and associated facilities on the northern section of the Alberta System.

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On August 1, 2008, the Alaska Senate approved TransCanada’s application for a license to advance the Alaska Pipeline Project under the Alaska Gasline Inducement Act (AGIA). Governor Palin signed the Bill on August 27, 2008. TransCanada expects the Alaska Commissioners of Revenue and Natural Resources to issue the AGIA license in late November 2008 after the 90-day waiting period for the Bill to become effective. TransCanada has committed under the AGIA to advance the Alaska Pipeline Project through an open season and subsequent FERC certification.  TransCanada has commenced the engineering, environmental, field and commercial work and expects to conclude an open season by July 31, 2010.

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On September 3, 2008, TransCanada acquired Bison Pipeline LLC from Northern Border for US$20 million. The acquisition included all work completed on the Bison Pipeline project, a proposed 465-km pipeline from the Powder River Basin in Wyoming to the Northern Border system in North Dakota. The Bison Pipeline project has shipping commitments for 405 million cubic feet per day and is planned to be in service in fourth-quarter 2010.  The capital cost of the Bison Pipeline project is estimated at approximately US$500 million to US$600 million depending on the diameter of the pipeline.  One of the committed shippers has an option to acquire up to a 25 per cent equity ownership in the project.

Energy:

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On August 26, 2008, TransCanada acquired the 2,480 MW Ravenswood Generating Station for US$2.9 billion, subject to certain post-closing adjustments. In September 2008, the 972 MW Unit 30 experienced an unplanned outage as a result of a problem with its high pressure steam turbine. The repair costs and lost revenues associated with the unplanned outage, which are yet to be finalized, are anticipated to be recovered through insurance. As a result of the expected insurance recoveries, the Unit 30 unplanned outage is not expected to have a significant impact on TransCanada’s earnings.

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On May 30, 2008, the Portlands Energy Centre natural gas-fired combined-cycle power plant near downtown Toronto, Ontario went into service in simple-cycle mode.  In September 2008, the power plant returned to the construction phase and is expected to be fully commissioned in combined-cycle mode and capable of delivering 550 MW of power in first-quarter 2009.

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In July 2008, TransCanada commenced construction work on the Kibby Wind Power project. The capital cost of the project is expected to be approximately US$320 million with commissioning anticipated in 2009-2010.

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During third-quarter 2008, TransCanada commenced detailed engineering, geotechnical, and regulatory work for the 575 MW Coolidge power generation facility in Arizona. When constructed, the output from the plant will be sold to Salt River Project Agricultural Improvement and Power District under a 20-year agreement. The facility is expected to cost US$500 million and is expected to be in service in 2011.

Corporate:

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TransCanada’s financial position and ability to generate cash in the short and long term from its operations remains sound.  TransCanada has conducted a sizeable funding program in 2008, which consisted of a $1.3 billion common equity issue in May 2008 and term debt issues of US$1.5 billion and $500 million along with a US$255 million draw on a Ravenswood acquisition bridge facililty in August 2008. In addition, common shares issued under TransCanada’s Dividend Reinvestment and Share Purchase Plan are expected to approach $250 million in 2008. Continued balance sheet strength has been supported by over $4.7 billion of subordinated capital raised over the course of 2007 and 2008.

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TransCanada’s liquidity position remains sound, underpinned by highly predictable cash flow from operations, as well as committed revolving bank lines of $2.0 billion and US$300 million, maturing in December 2012 and February 2013, respectively, which remain fully available.  To date, no draws have been made on these facilities as TransCanada has continued to have largely uninterupted access to the Canadian commercial paper market on competitive terms. An additional $50 million and US$325 million of capacity remain available on committed bank facilities at TransCanada-operated affiliates with maturity dates from 2010 through 2012. TransCanada is presently seeking to establish further committed bank lines in support of its Keystone Pipeline construction efforts and expects these to be in place in fourth quarter 2008.  TransCanada views its core bank group as high quality and its relationship with these institutions as excellent.  Also in fourth quarter 2008, TransCanada expects to file a new US$3.0 billion debt shelf to replace the previous US$2.5 billion debt shelf which was recently exhausted.  This will supplement the $3.0 billion and $1.0 billion of capacity available under its existing equity and Canadian debt shelves, respectively.

Teleconference – Audio and Slide Presentation
TransCanada will hold a teleconference today at 9:00 a.m. (Mountain) / 11:00 a.m. (Eastern) to discuss the third quarter 2008 financial results and general developments and issues concerning the Company. Analysts, members of the media and other interested parties wanting to participate should phone 1-866-225-6564 or 416-641-6136 (Toronto area) at least 10 minutes prior to the start of the teleconference. No passcode is required. A live audio and slide presentation webcast of the teleconference will also be available on TransCanada's website at www.transcanada.com.

The conference will begin with a short address by members of TransCanada's executive management, followed by a question and answer period for investment analysts. A question and answer period for members of the media will immediately follow.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight (Eastern) November 4, 2008. Please call (800) 408-3053 or (416) 695-5800 (Toronto area) and enter pass code 3272193#. The webcast will be archived and available for replay on www.transcanada.com.

With more than 50 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas pipelines, power generation, gas storage facilities, and projects related to oil pipelines and LNG facilities. TransCanada’s network of wholly owned pipelines extends more than 59,000 kilometres (36,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent’s largest providers of gas storage and related services with approximately 355 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns, or has interests in, over 10,900 megawatts of power generation in Canada and the United States. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP.

Note: All financial figures are in Canadian dollars unless noted otherwise.

FORWARD-LOOKING INFORMATION

This news release may contain certain information that is forward looking and is subject to important risks and uncertainties. The words "anticipate", "expect", "believe", "may", "should", "estimate", "project", "outlook", "forecast" or other similar words are used to identify such forward looking information. All forward-looking statements reflect TransCanada’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. Factors that  could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of the Company’s pipeline and energy assets, the availability and price of energy commodities, regulatory processes and decisions, changes in environmental and other laws and regulations, competitive factors in the pipeline and energy industry sectors, construction and completion of capital projects, labour, equipment and material costs, access to capital markets, interest and currency exchange rates, technological developments and the current economic conditions in North America. By its nature, forward-looking information is subject to various risks and uncertainties, which could cause TransCanada's actual results and experience to differ materially from the anticipated results or expectations expressed.  Additional information on these and other factors is available in the reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release or otherwise, and to not use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Measures

TransCanada uses the measures "comparable earnings", "comparable earnings per share", and "funds generated from operations" in this news release. These measures do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). They are, therefore, considered to be non-GAAP measures and are unlikely to be comparable to similar measures presented by other entities. Management of TransCanada uses non-GAAP measures to improve its ability to compare financial results among reporting periods and to enhance its understanding of operating performance, liquidity and ability to generate funds to finance operations. Non-GAAP measures are also provided to readers as additional information on TransCanada’s operating performance, liquidity and ability to generate funds to finance operations.

Management uses the measure of comparable earnings to better evaluate trends in the Company’s underlying operations. Comparable earnings comprise net income adjusted for specific items that are significant, but are not reflective of the Company’s underlying operations. Specific items are subjective; however, management uses its judgment and informed decision-making when identifying items to be excluded in calculating comparable earnings, some of which may recur. Specific items may include but are not limited to certain income tax refunds and adjustments, gains or losses on sales of assets, legal and bankruptcy settlements, and fair value adjustments. The table in the Consolidated Results of Operations section of this Management’s Discussion and Analysis (MD&A) presents a reconciliation of comparable earnings to net income. Comparable earnings per share are calculated by dividing comparable earnings by the weighted average number of shares outstanding for the period.

Funds generated from operations comprises net cash provided by operations before changes in operating working capital. A reconciliation of funds generated from operations to net cash provided by operations is presented in the third quarter 2008 financial highlights table in this news release.

THIRD QUARTER REPORT 2008

Third Quarter 2008 Financial Highlights

(unaudited)

Operating Results	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2008	2007	2008	2007

Revenues	2,137	2,187	6,287	6,639

Net Income	390	324	1,163	846

Comparable Earnings (1)	366	309	1,008	800

Cash Flows
Funds generated from operations (1)	711	702	2,309	1,880
Decrease in operating working capital	114	132	16	261
Net cash provided by operations	825	834	2,325	2,141

Capital Expenditures	806	364	1,899	1,056
Acquisitions, Net of Cash Acquired	3,054	(2)	3,058	4,222

Common Share Statistics	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007

Net Income Per Share - Basic	$0.67	$0.60	$2.07	$1.60

Comparable Earnings Per Share - Basic (1)	$0.63	$0.57	$1.80	$1.51

Dividends Declared Per Share	$0.36	$0.34	$1.08	$1.02

Basic Common Shares Outstanding (millions)
Average for the period	579	537	560	527
End of period	580	538	580	538

(1) For a further discussion on comparable earnings, comparable earnings per share and funds generated from operations, refer to the Non-GAAP Measures section in this News Release.